Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

September 7, 2020

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that, pursuant to resolution “C” No. 88.045, the Board of Directors of the Argentine Central Bank has authorized Naranja Digital Compañía Financiera S.A.U. to initiate activities as a financial company, as of September 10, 2020, to be based in Buenos Aires, Argentina.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Grupo Financiero Galicia S.A. /Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina

Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com